WesBanco

By all accounts, better.

Annual Shareholders Meeting

Oglebay Park, Wheeling, WV

20 April 2016

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's 2015 Annual Report on Form 10-K and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update forward-looking statements.

WesBanco

By all accounts, better.

James C. Gardill

Chairman of the Board

2015 in Review: Operational Highlights

- Grew to $8.5 billion in total assets with completion of our largest acquisition to-date – ESB Financial Corporation

- Strong expense management delivered positive operating leverage and continued improvement in efficiency ratio

- Generated solid returns on average tangible assets and average tangible equity of 1.08% and 14.58% (excluding merger-related costs)

- Maintained strong capital position with both consolidated and bank-level regulatory capital ratios well above applicable, revised "well-capitalized" standards promulgated by bank regulators and BASEL III capital standards

- Continued recognition by the financial press
  - Named one of the best banks in America by a leading financial magazine
  - One of only 25 U.S. banking institutions named to KBW Honor Roll
  - Top 100 Bank Performance Scorecard ranking by Bank Director magazine
  - Regularly achieve "five-star" ratings from Bauer Financial

Note: financial data as of year ending 12/31/2015, which reflects impact of the ESB merger, and compared the year ending 12/31/2014; efficiency ratio, ROAA, and ROATE are non-GAAP measures, please see the reconciliations to GAAP results in the appendix of the Q1 2016 investor presentation on www.wesbanco.com

2015 in Review: Financial Highlights

- Net income up 24.2% to $88MM (excluding merger-related costs)
- 6.8% organic loan growth since 12/31/2014 (exclusive of ESB merger)
- Non-interest income increased 8.7% year-over-year driven by higher e-banking and deposit fees, trust and brokerage fees, and other income
- Positive operating leverage of 1.5x driven by a core focus on return on investment, allowing a strong efficiency ratio of 57.1%, improved 254 basis points compared to a year ago
- Continued improvement in asset quality as non-performing loans to total loans ratio of 1.04%, improved 21 basis points from a year ago
- Loan pipelines in 2016 remain robust

Note: financial data as of year ending 12/31/2015, which reflects impact of the ESB merger, and compared the year ending 12/31/2014; please see the reconciliations to GAAP results in the appendix of the Q1 2016 investor presentation on www.wesbanco.com

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
James Gardill	Chairman of the Board	44*	44
Todd Clossin	President & Chief Executive Officer	32	3
Robert Young	EVP & Chief Financial Officer	30	15
Ivan Burdine	EVP & Chief Credit Officer	36	3
Jonathan Dargusch	EVP – Wealth Management	35	6
Jay Zatta	EVP – Chief Lending Officer	30	8
Lynn Asensio	EVP – Retail Administration	38	11
Michael Perkins	EVP – Chief Risk & Admin Officer	21	21

* as legal counsel to WesBanco
Note: all key operating executives listed have large firm experience

141 Banking Centers



Fort Wayne
Akron
PA
Pittsburgh
OH
Columbus
OHIO
Dayton
Cincinnati
MD
WV
WEST VIRGINIA
KY
Charleston
Frankfort
Lexington

Balance Sheet Growth: Assets, Deposits, Capital

Total Assets


($MM)
ESB
$8,470
Fidelity
$5,361
$5,536
$6,079
$6,145
$6,297
2010
2011
2012
2013
2014
2015

CAGR = 10%

Total Deposits


($MM)
ESB
$6,066
Fidelity
$4,172
$4,394
$4,944
$5,063
$5,049
2010
2011
2012
2013
2014
2015

CAGR = 8%

Total Shareholders Equity


($MM)
ESB
$1,122
Fidelity
$607
$634
$714
$747
$788
2010
2011
2012
2013
2014
2015

CAGR = 13%

Note: financial data as of periods ending 12/31; reflects Fidelity Bancorp merger (Nov-2012) and ESB Financial merger (Feb-2015)

Fee-Based Services

- Solid, and growing, non-interest income generation
- Established wealth management, insurance, and private banking services are keys to fee income strategy
- Operating fee-based revenue contributed 24% of net revenue in 2015

Operating Fee-Based Services Revenue ($MM)



$80
$70
$60
$50
$40
$30
$20
$10
$0
$68.6
$7.2
$4.6
$6.9
$21.1
$12.7
$16.1
$73.2
$7.6
$4.9
$7.7
$21.9
$14.4
$16.7
2014
2015
Other
Insurance (BOLI)
Securities Brokerage
Trust Fees
e-Banking Fees
Deposit Service Charges

Note: financial data as of quarter ending 12/31/2015; operating non-interest income (excludes gain/loss on securities and sale of OREO property) is a non-GAAP measure, please see the reconciliations to GAAP results in the appendix of the Q1 2016 investor presentation on www.wesbanco.com

Historical Growth – Setting the Stage for the Future

Ohio Market

- 1992: entered Ohio with acquisition of First National Bank of Barnesville
- 2002: entered Columbus market with acquisition of Wheeling National Bank (American Bancorporation)
- 2004 – 2009: continued expansion in Southeast and Southwest Ohio
  - 2004: Western Ohio Financial Corporation of Springfield
  - 2005: Winton Savings & Loan Co. in Cincinnati
  - 2007: Oak Hill Financial in Jackson
  - 2009: five Columbus banking offices of AmTrust Bank

Pennsylvania Market

- 2002: entered Western Pennsylvania market with American Bancorporation acquisition
- 2012: entered Pittsburgh market with acquisition of Fidelity Bancorp
- 2015: continued expansion in Western Pennsylvania to achieve top ten market share with acquisition of ESB Financial Corporation

The Future …. continued expansion in contiguous markets within a five to six hour driving radius of our Wheeling, WV headquarters

Market Expansion – Population Growth


WesBanco Inc. • US Branches: Current
Projected Population Change
Tracts (US Avg: 0.68%)
2.6% or more
1.3% to 2.5%
0.4% to 1.2%
0.1% to 0.3%
0% or negative
No population
2012 - 2015
2002 - 2009
1870 - 2002
Fort Wayne
Akron
Cuyahoga Falls
Canton
Mansfield
Muncie
Anderson
Fishers
Indianapolis
Springfield
Dayton
Hamilton
Bloomington
Cincinnati
Louisville
Frankfort
Lexington
KY
Charleston
WV

Source: SNL Financial

Market Expansion – Median Net Worth



WesBanco Inc. • US Branches: Current
Median Net Worth
Tracts (US median: $66,311)
More than $288,000
$219,001 to $288,000
$150,001 to $219,000
$83,001 to $150,000
$15,001 to $83,000
$15,000 or less
No households
2012 - 2015
2002 - 2009
1870 - 2002
Fort Wayne
Akron
Cuyahoga Falls
Canton
Mansfield
Muncie
Anderson
Fishers
Indianapolis
Bloomington
Springfield
Dayton
Hamilton
Cincinnati
Louisville
Frankfort
Lexington
KY
WV
WEST VIRGINIA
Charleston

Source: SNL Financial

Stock Performance: Long-Term Cumulative Return



600%
500%
400%
300%
200%
100%
0%
(100%)
1977
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010
2013
3/31/2016
WSBC
S&P500

Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

WesBanco

By all accounts, better.

Todd F. Clossin

President and Chief Executive Officer

Talent from ESB Financial Merger

- Expanded the talent base of the combined company

- Dan Swartz
  - Vice President & Regional Marketing Officer
  - Marketing and Digital Delivery

- Ron Mannarino
  - Vice President, Profitability
  - Asset Liability Management

- Rocco Abbatangelo
  - Senior Vice President
  - WesBanco Insurance Services – Title Insurance

Talent from Previous Mergers

- American Bancorporation (WV)
  - Brent Richmond, Executive Vice President, Treasury & Strategic Planning
  - Mark Krupinski, Senior Vice President & Chief Information Officer
- Fidelity Bancorp (PA)
  - Mike Mooney, Market President, Western Pennsylvania
  - Tony Rocco, Senior Vice President, District Manager Western Pennsylvania
- First Fidelity Bancorp (WV)
  - Darlene Singleton, Senior Vice President, Loan Operations
  - Steve Lawrence, Senior Vice President & Chief Internal Auditor
- Oak Hill Financial (OH)
  - Lori Michael, Market President, Southeast Ohio
  - Mikeal Mullins, Senior Vice President, Vendor Management and Business Continuity Management

2016 Challenges

- Global growth concerns due to lower oil prices and an economic slowdown in many parts of the world
- Timing and pace of future Federal Reserve interest rate increases continue to remain uncertain – expect continued low interest rates with flat yield curve monetary policies
- Intensifying competition for loan growth with deteriorating competitor lending standards and pricing
- Continued focus on expense management to help offset rising regulatory, healthcare, and lengthening deposit base costs

WesBanco continues to position itself for long-term growth while planning for a wide variety of possible interest rate scenarios during the coming years

2016 Business Plan and Initiatives

- Improving financial performance without taking significant additional risk
- Anticipating mid-single digit overall loan growth
- Maintaining asset and liability pricing discipline
- Providing superior service across all customer channels
- Effectively and efficiently delivering entire product suite across footprint
- Continue to control discretionary expenses

Focused on long-term success of WesBanco, its shareholders, employees, and customers

Key Differentiators

- Growing financial services company with a community bank at its core
  - Diversified revenue growth engines with a critical focus on credit quality
  - Well-balanced loan and deposit distribution across footprint
  - Robust legacy market share combined with three major metropolitan markets
  - Top ten market share in the Pittsburgh and Columbus MSAs
  - Strong legacy of credit and risk management
- Solid, and growing, non-interest income generation
  - $3.6B of assets under management through our 100-year old trust business
    - $900MM AUM through our proprietary mutual funds, the *WesMark Funds*
- Focus on cross-selling – average cross-sell ratio on new consumer relationships has increased from 3.25 to 4.3 over the past several years
- Strong expense management culture with an efficiency ratio of 57.1%

Well-positioned for continued, high-quality growth

Note: financial data as of year ending 12/31/2015; market share based on MSAs (source: SNL); cross-sale data is measured 90 days after relationship opening and reflects Sep-2015 compared to Oct-2013; please see the efficiency ratio reconciliation in the appendix of the Q1 2016 investor presentation on www.wesbanco.com

Returning Value to Shareholders

- Since 2010, dividend has increased 71%
- 4Q15 dividend payout ratio 38.3%, compared to 33.7% for SNL $5-10B bank peer group
- 4Q15 dividend yield 3.28%, compared to 2.49% for SNL $5-10B bank peer group

Dividends per Share ($)



$0.15 $0.15 $0.16 $0.16 $0.17 $0.17 $0.18 $0.18 $0.19 $0.19 $0.20 $0.20 $0.22 $0.22 $0.22 $0.22 $0.23 $0.23 $0.23 $0.23 $0.24
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
2011
2012
2013
2014
2015
2016

Note: dividend increase is through Feb-16 announced dividend increase; WSBC dividend yield based upon 2/2/16 closing stock price of $28.09; SNL bank peer group dividend data as of 3Q2015

Investment Rationale

- Diversified and well-balanced financial services company, with a community bank at its core
- Disciplined growth, balanced by a fundamental focus on expense management, that delivers positive operating leverage and increases shareholder value
- Strong legacy of credit and risk management
- Favorable asset quality when compared to regional and national peers
- Well-defined growth strategies for long-term success of key stakeholders
- Focus on returning value to shareholders

Well-positioned for continued, high-quality growth with strong upside market appreciation potential

Stock Performance: Long-Term Cumulative Return



600%
500%
400%
300%
200%
100%
0%
(100%)
1977
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010
2013
3/31/2016
WSBC
S&P500

Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

WesBanco

By all accounts, better.

Annual Shareholders Meeting

Oglebay Park, Wheeling, WV

20 April 2016